Mailstop 4720

June 16, 2009

*Via Facsimile and U.S. Mail*
Helene R. Banks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY  10005

**Re:     Supplemental Response Letter**
**Filed June 9, 2009 by Validus Holdings, Ltd.**

**Amendment No. 1 to Preliminary Proxy Statement**
**Filed June 15, 2009 by Validus Holdings, Ltd.**
**File No. 000-27662**

**Amended Form S-4**
**Filed June 12, 2009 by Validus Holdings, Ltd.**
**File No. 333-159148**

Dear Ms. Banks:

We have reviewed your filings and have the following comments.

**Supplemental Response Letter filed June 9, 2009**

1.  We note your response to comment 2 of our June 4, 2009 letter.  We do not agree with the analysis and conclusion set forth in your response letter.  We will not, however, issue any more comments on this specific matter and the filings we referenced in our prior comment at this time.

**Amendment No. 1 to Preliminary Proxy Statement (the "Requisition Proxy Statement")**

2.  Please revise your description of the May 29, 2009 decision of the Supreme Court of Bermuda on page 6 to clarify that the court found the possibility of a scheme of arrangement occurring in the manner proposed fraught with difficulties and unprecedented.

3.  Please clarify on page 8 of the proxy statement that if you succeed in acquiring

the shares of IPC Holdings, Ltd. but not in your proposal to delete Bye-law 52, you will be unable to control the company as a shareholder thereof. If this is not, in fact, the case, please revise your disclosure to explain how you will be able to control IPC as a shareholder without succeeding in the proposed deletion of Bye-law 52.

## **Form S-4/A**

4. Please apply comments 2 and 3 above to this registration statement.

Closing Comments

Please direct any questions to Laura Crotty at (202) 551-3563 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions